                                  EXHIBIT 12.1

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                               MARCH 28, MARCH 27,
                         1989   1990    1991    1992    1993     1993      1994
                        ------ ------  ------  ------  ------  --------- ---------
Pre-tax income from
 continuing operations  26,126  9,388  (3,050) (4,522) 10,432      190     5,997
Minority interest in
 the undistributed
 income of less than
 50% owned persons
 accounted for under
 the equity method             (4,005) (1,241)         (1,210)
                        ------ ------  ------  ------  ------    -----     -----
                        26,126  5,383  (4,291) (4,522)  9,222      190     5,997
                        ------ ------  ------  ------  ------    -----     -----
Fixed Charges:
  Interest expense and
   amortization on debt
   discount and premium
   on all indebtedness   3,369  5,589   5,556   5,592   5,407    1,390     1,340
Rentals
  Buildings                286    183     185     213     260       54        58
  Equipment                364    233     235     272     331       69        74
                        ------ ------  ------  ------  ------    -----     -----
    Total Fixed Charges  4,019  6,005   5,976   6,077   5,997    1,513     1,473
                        ------ ------  ------  ------  ------    -----     -----
Earnings before income
 taxes, minority
 interest and fixed
 charges                30,145 11,388   1,685   1,555  15,219    1,703     7,470
                        ------ ------  ------  ------  ------    -----     -----
Ratio of earnings to
 fixed charges            7.50   1.90     --      --     2.54     1.13      5.07
                        ====== ======  ======  ======  ======    =====     =====

  The ratio of earnings to fixed charges is computed by dividing (i) the sum of earnings from continuing operations before income taxes, interest expense (including amortization of debt issuance costs), the interest portion of rental expenses and the undistributed income of less than 50 percent owned persons accounted for by the equity method by (ii) fixed charges, which consist of interest expense (including amortization of debt issuance costs) and the interest portion of rental expenses. Earnings for 1992 and 1991 were insufficient to cover fixed charges by $4.5 million ($5.5 million if non-recurring gain of $1 million before income taxes related to the sale of the Company's interest in coal producing property is excluded from earnings) and $4.3 million, respectively.

                   COMPUTATION OF PRO FORMA RATIO OF EARNINGS
                TO FIXED CHARGES FOR THE PERIODS INDICATED AFTER
                     ADJUSTMENT FOR ISSUANCE OF NOTES(/1/)

                                                                       MARCH 27,
                                                                 1993    1994
                                                                ------ ---------
Earnings before income taxes, minority interest and fixed
 charges....................................................... 15,219   7,470
Fixed charges..................................................  5,997   1,473
Adjustments
  Estimated net increase in interest expense from refinancing..    868     217
                                                                ------   -----
Total pro forma fixed charges..................................  6,865   1,690
Pro forma ratio of earnings to fixed charges...................   2.22    4.42

- --------
(1) In computing the ratio of earnings to fixed charges in connection with a "refinancing," the historical ratio (above) was adjusted for (i) the portion of the additional interest cost resulting from the proposed issuance of new debt used to retire presently outstanding debt less (ii) the decrease in interest costs resulting from the retirement of currently outstanding debt which will be retired from the proceeds from the proposed offering.